FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of September 2008.

Total number of pages: 5

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Submits Proposal to Purchase Shares of Toyo Denki Seizo K.K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

THIS MATERIAL IS NOT FOR DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES.  THIS IS NOT AN OFFER TO PURCHASE SECURITIES IN THE U.S.  THE COMPANY DOES NOT INTEND TO CONDUCT THE OFFER IN THE U.S. OR TO PERSONS RESIDING IN THE U.S.

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on September 16, 2008, in Kyoto, Japan

Nidec Submits Proposal to Purchase

Shares of Toyo Denki Seizo K.K.

Nidec Corporation (“Nidec”, NYSE: NJ) announced today that it has submitted to the board of Toyo Denki Seizo K.K. (“Toyo Denki”, Tokyo Stock Exchange First Section: 6505), on September 16, 2008, a comprehensive proposal to acquire all, but not less than 50.1%, of the shares of common stock of Toyo Denki by way of a tender offer (“Proposal”).  Nidec understands that Toyo Denki has adopted a plan for countermeasures to large-scale acquisitions of its shares (“Plan”), and it is Nidec’s intention to respect and adhere to the evaluation process outlined in the Plan.

1.

Purpose of the Proposal

The proposed combination of Toyo Denki and Nidec will be very complementary in achieving continuous growth of corporate values and shareholder returns.  The increasing trend towards environmental awareness and the consequent re-evaluation of rail transport as an eco-friendly means of transportation is a definite indication that the sector is poised for further growth.

Toyo Denki was established in 1918 with a mission of being the first domestic manufacturer of electric components for railways in Japan. The company has long been engaged in development, manufacturing and sales of equipment and components for the railways industry, and has taken advantage of its unique technology to expand to other areas such as industrial plants and equipment, environmental protection equipment, and information processing equipment, among others.

Nidec, as the world’s leading manufacturer of various small and mid-sized brushless motors, has been coordinating its business efforts to interactively manage internal and external growth to maximize corporate values and shareholder returns. Through this Proposal, Nidec is confident that both companies will achieve significant growth through this synergistic combination.

The two companies share a common “electric motor” background but with specialization in different applications; Toyo Denki for its technology, network and brand strength in the railways industry, and Nidec for its brushless motor technology for IT, OA, and automotive applications, supported by its financial strength and international network.  The combination will create an optimal blend of uniquely different strengths and technological expertise which will enable the combined company to reap significant business, technological, and financial synergies.  Our ultimate goal of becoming the leading manufacturer of electric motors for railway and automotive industries will create a win-win situation for all stakeholders.

2.

Outline of Tender Offer

(1)

Tender Offer Period

Tender Offer period cannot be determined at this time, as schedules will be impacted by the evaluation process as outlined in the Plan.

(2)

Tender Offer Price

635 yen per share

(3)

Basis of the Tender Price

The tender price represents an approximately 108.20% premium to the closing price (305 yen) of the common stock of Toyo Denki on the Tokyo Stock Exchange First Section on September 12, 2008, and represents an approximately 100.95% premium to the average closing price (316 yen) of the common stock of Toyo Denki on the Tokyo Stock Exchange First Section during the previous one (1) month period up to and including September 12, 2008.

(4)

Number of shares to be acquired through the Tender Offer

Lower Limit: 50.1% of outstanding voting shares.

Upper Limit: None

If the total number of tendered shares is less than the number of shares to be purchased (50.1% of outstanding voting shares), none of the tendered shares will be purchased by the Offeror. If the total number of tendered shares is greater than the number of shares to be purchased, all of the tendered shares will be purchased by the Offeror.

(5)

Two-tier Tender Offer

If Nidec cannot acquire all voting shares of Toyo Denki through the Tender Offer, Nidec will take necessary steps to protect the rights of remaining shareholders.  Although dependent upon the outcome of the Tender Offer, Nidec will, in principle, offer the same price per share as the

Tender Offer if/when Nidec decides to take additional measures to purchase all outstanding shares of Toyo Denki.

1.

Certain Other Conditions on the Proposal

This press release does not constitute, or form part of, any offer or invitation to sell, or any   solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefore.  The tender offer is not being made, directly or indirectly, in or into, or by the use of the mails of, or any other means or instrumentality of interstate or foreign commerce (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and internet communications) of, or of any facility of a national securities exchange of, the United States of America.  Accordingly, copies of offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America.  No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America.  Any purported acceptance of the tender offer resulting directly or indirectly from a violation of these restrictions will not be accepted.  No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted.  No indications of interest in the tender offer are sought by this press release.

2.

Expiration Date of the Proposal

Nidec strongly believe that a timely realization of the Proposal will create a win-win situation that will benefit all stakeholders of Toyo Denki.  In that respect, the terms of the Proposal will expire on December 15, 2008, unless announced otherwise.

-###-